Landa App 2 LLC

6 W. 18th Street, New York, NY 10011

December 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re: Landa App 2 LLC

Amended Offering Statement on Form 1-A

Filed November 24, 2021

File No. 024-11648

Ladies and Gentlemen:

We respectfully request that the above referenced Amended Offering Statement on Form 1-A filed by Landa App 2 LLC, a Delaware limited liability company, be declared qualified by the Securities and Exchange Commission at 12:00 PM Eastern Time on December 2, 2021, or as soon thereafter as practicable.

Very truly yours,

/s/ Yishai Cohen
President and CEO of Landa Holdings, Inc.,
the Manager of Landa App 2 LLC

cc: Via E-mail

Mark Schonberger, Partner

Goodwin Procter LLP